Exhibit 99.2

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Financial Statements (unaudited)

September 30, 2021 and 2020

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Financial Statements (unaudited)

September 30, 2021 and 2020

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue	$87,007	$92,166	$276,902	$267,305
Operating expenses:
Cost of revenue(1)	30,485	32,648	96,823	94,345
Sales and marketing(1)	17,161	20,905	56,913	53,688
Research and development(1)	4,537	4,635	14,635	13,847
General and administrative(1)	4,674	5,103	17,684	14,983
Depreciation and amortization	2,359	7,978	15,704	23,938

Total operating expenses	59,216	71,269	201,759	200,801

Operating income	27,791	20,897	75,143	66,504
Other income (expense):
Interest expense	(500)	(719)	(1,521)	(10,142)
Interest income	25	18	108	189
Gain on foreign currency transactions	634	558	1,040	3,167
Gain (loss) on foreign currency remeasurement of intercompany items	215	(1,251)	353	233
Other, net	1,853	(5,437)	2,261	(5,262)

Total other income (expense), net	2,227	(6,831)	2,241	(11,815)

Income before income tax	30,018	14,066	77,384	54,689
Income tax expense	(7,185)	(5,768)	(16,713)	(16,539)
Net income	$22,833	$8,298	$60,671	$38,150
Other comprehensive income (expense):
Pension adjustments, net of tax	(81)	$(20)	(121)	$(211)
Gain on foreign currency translation	(800)	(657)	415	15,869
Comprehensive income	$21,952	$7,621	$60,965	$53,808
Earnings per share:
Basic	$9.91	$3.75	$27.03	$22.83
Diluted	$9.91	$3.75	$27.03	$17.30
Weighted average shares outstanding:
Basic	2,303,192	2,214,522	2,244,404	1,670,715
Diluted	2,303,192	2,214,522	2,244,404	2,360,311

(1)	Excluding depreciation and amortization

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$223,062	$63,188
Accounts receivable, net	20,247	23,299
Prepaid expenses, and other assets	11,013	4,020

Total current assets	254,322	90,507
Property and equipment, net	342	377
Operating lease right-of-use assets, net	7,644	9,987
Intangible assets, net	55,801	71,364
Goodwill	633,965	633,965
Deferred tax asset	2,724	560
Other non-current assets	72	71

Total assets	$954,870	$806,831

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$14,090	$16,646
Short-term operating lease liabilities	3,036	3,033
Income taxes payable	375	2,838
Contract liabilities	1,546	2,415
Other current liabilities	2,702	717

Total current liabilities	21,749	25,649
Long-term borrowings with related party	42,198	45,956
Long-term operating lease liabilities	5,410	7,831
Deferred tax liabilities, net	25,993	20,154
Other non-current liabilities	12,592	7,730

Total liabilities	107,942	107,320
Shareholders’ equity
Common stock	21,198	18,924
Additional paid-in-capital	672,242	588,064
Accumulated other comprehensive income	23,109	22,815
Retained earnings	130,379	69,708

Total shareholders’ equity	846,928	699,511

Total liabilities and shareholders’ equity	$954,870	$806,831

See accompanying notes to condensed consolidated financial statements.

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	Common shares	Common stock	Additional paid-in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
Three months ended
As of July 1, 2020	2,214,522	$18,924	$588,064	$25,768	$45,937	$678,693
Pension adjustments, net of tax	—	—	—	(20)	—	(20)
Gain (loss) on foreign currency translation	—	—	—	(657)	—	(657)
Net income	—	—	—	—	8,298	8,298

As September 30, 2020	2,214,522	$18,924	$588,064	$25,091	$54,235	$686,314

Three months ended
As of July 1, 2021	2,214,522	$18,924	$588,064	$23,990	$107,546	$738,524
Pension adjustments, net of tax	—	—	—	(81)	—	(81)
Gain (loss) on foreign currency translation	—	—	—	(800)	—	(800)
Issuance of new shares - IPO	263,150	2,274	84,178	—	—	86,452
Net income	—	—	—	—	22,833	22,833

As September 30, 2021	2,477,672	$21,198	$672,242	$23,109	$130,379	$846,928

	Common shares	Common stock	Additional paid-in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
Nine months ended
As of January 1, 2020	1,192,725	$10,603	$344,547	$9,433	$16,085	$380,668
Pension adjustments, net of tax	—	—	—	(211)	—	(211)
Gain (loss) on foreign currency translation	—	—	—	15,869	—	15,869
Capital investment from parent	—	—	369	—	—	369
Exercise of warrants	306,539	2,496	61,878	—	—	64,374
Conversion of convertible bonds	715,258	5,825	181,270	—	—	187,095
Net income	—	—	—	—	38,150	38,150

As of September 30, 2020	2,214,522	$18,924	$588,064	$25,091	$54,235	$686,314

Nine months ended
As of January 1, 2021	2,214,522	$18,924	$588,064	$22,815	$69,708	$699,511
Pension adjustments, net of tax	—	—	—	(121)	—	(121)
Gain (loss) on foreign currency translation	—	—	—	415	—	415
Issuance of new shares - IPO	263,150	2,274	84,178	—	—	86,452
Net income	—	—	—	—	60,671	60,671

As of September 30, 2021	2,477,672	$21,198	$672,242	$23,109	$130,379	$846,928

See accompanying notes to condensed consolidated financial statements

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)
	Nine months ended September 30,	Nine months ended September 30,
	2021	2020
Cash flow from operating activities:
Net Income	$60,671	$38,150
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	15,704	23,938
Gain(loss) on foreign currency remeasurement of intercompany items	(353)	(233)
Deferred taxes	3,524	4,477
Non-cash interest expense	—	5,015
Working capital adjustments:
Accounts receivable	2,006	(12,443)
Prepaid expenses, other current and non-current assets	(2,628)	(487)
Accounts payable, accrued expenses and other payables	(795)	5,170
Contract liabilities	(868)	(187)
Income tax payable	(7,035)	1,232
Other current and non-current liabilities	7,358	(851)

Net cash flows provided by operating activities	77,584	63,781
Cash flow from (used in) investing activities:
Acquisition of Double8 Games Co., Ltd.	—	(1,952)
Acquisition of intangible assets	(12)	—
Purchases of intangible assets	—	(5)
Purchases of property and equipment	(116)	(194)
Disposals of property and equipment	3	—

Net cash flows from (used in) investing activities	(125)	(2,151)
Cash flows from (used in) financing activities:
Repayments of long-term borrowings with related party	—	(41,641)
Issuance of new shares- IPO	86,452
Repayments of short-term senior note	—	(33,313)

Net cash flows used in financing activities	86,452	(74,954)
Net foreign exchange difference on cash and cash equivalents	(4,035)	(3,082)
Net increase (decrease) in cash and cash equivalents	159,875	(16,406)
Cash and cash equivalents at beginning of period	63,188	42,418
Cash and cash equivalents at end of period	$223,062	$26,012
Supplemental disclosures of cash flow information
Noncash financing activity:
Conversion of 2.5% Convertible bonds, net of tax	—	187,095
Conversion of 2.5% Non-convertible bonds with warrants, net of tax	—	64,374
Cash paid for:
Interest	—	$5,790
Income taxes	$13,698	$9,432

See accompanying notes to condensed consolidated financial statements

DoubleDown Interactive Co., Ltd.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1: Basis of presentation and summary of significant accounting policies

Description of business

DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. The remaining 32.9% of our outstanding shares are held by STIC Special Situation Private Equity Fund (“STIC”, 20.2%) and by participants in our IPO (12.7%). In 2017, DDI acquired DoubleDown Interactive, LLC (“DDI-US”) from International Gaming Technologies (“IGT”) for approximately $825 million. DDI-US, with its principal place of business located in Seattle, Washington, is our primary revenue-generating entity.

We develop and publish digital gaming content on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic and DoubleDown Fort Knox within various formats.

Initial Public Offering

On September 2, 2021, DoubleDown Interactive Co., Ltd. filed its initial public offering (the “Offering”) of 6,316,000 American Depositary Shares (the “ADSs”), each representing 0.05 common share, with par value of ~~W~~10,000 per share, of the Company, at a price to the public of $18.00 per ADS, before underwriting discounts and commissions. The number of ADSs sold by the Company was 5,263,000, and the number of ADSs sold by STIC Special Situation Diamond Limited, the selling shareholder in the Offering (the “Selling Shareholder”), was 1,053,000. The net proceeds to us from this offering were approximately $86.5 million, after deducting the underwriting discounts and commissions and the estimated offering expenses in the aggregate of approximately $8.2 million paid by us.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include potential payments that could result from resolution of pending legal proceedings.

Prior to this offering, there has been no public market for our common shares or ADSs. Our ADSs trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DDI.”

Acquisition of Double8 Games Co.,Ltd. (“Double8 Games”)

On February 25, 2020, we completed the acquisition of Double8 Games Co., Ltd. (“Double8 Games”) from DoubleU Games in exchange for KRW 2.3 billion. Double8 Games is based in Seoul, Korea, with the primary business of developing digital gaming content for international markets. The acquisition was considered a business combination among entities under common control and, therefore, the transfer of net assets was recorded at their carrying value with all financial information prior to the acquisition adjusted for comparability.

Assets acquired and liabilities assumed primarily consist of working capital items, including a right of use asset and lease obligation. The difference between the cash paid and carrying value of the net assets received was recorded as a capital investment from parent.

Basis of presentation

Our unaudited condensed consolidated financial statements include all adjustments of a normal, recurring nature necessary for the fair presentation of the results for the interim periods presented. The results for the interim period presented are not necessarily indicative of those for the full year. The condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

The condensed consolidated financial statements include the balances and accounts of DDI and our controlled subsidiaries. All significant inter-company transactions, balances and unrealized gains or losses have been eliminated. We view our operations and manage our business as one operating segment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our management to make estimates and assumptions that affect financial statements and accompanying notes. We regularly evaluate estimates and assumptions related to provisions for income taxes, revenue recognition, expense accruals, deferred income tax asset valuation allowances, valuation of goodwill and intangibles, and legal contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.

The actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment due to the recent outbreak of a novel strain of the coronavirus (“COVID-19”).

Functional currency and translation of financial statements

Our functional currency is the Korean Won (“KRW”) and the U.S. Dollar (“dollar,” “USD,” “US$,” or “$”) is the functional currency of our United States subsidiaries. The accompanying condensed consolidated financial statements are presented in USD. The condensed consolidated balance sheet has been translated at the exchange rates prevailing at each balance sheet date. The condensed consolidated statements of income and comprehensive income and statement of cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. The equity capital is denominated in the functional currency, KRW, and is translated at historical exchange rates. All translation adjustments resulting from translating into the reporting currency are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in other income (expense).

Intercompany monetary items denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date with the gain or loss arising on translation recorded to other income (expense). Intercompany non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. When we parenthetically disclose USD amounts for certain financial instruments denominated in KRW for the benefit of the reader in the current period, we use the exchange rates in effect as of September 30, 2021, unless otherwise noted.

Financial instruments and concentration of credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Accounts receivable are recorded and carried at the net invoiced amount, which is net of platform payment processing fees, unsecured, and represent amounts between us based on contractual obligations where an executed contract exists. We do not require collateral and have not recognized an allowance as management estimates the net receivable is fully collectible. Apple, Inc. (“Apple”), Facebook, Inc. (“Facebook”), and Google, LLC (“Google”) represent significant distribution, marketing, and payment platforms for our games. A substantial portion of our revenue for the three and nine months ended September 30, 2021 was generated from players who accessed our games through these platforms and a significant concentration of our accounts receivable balance is comprised of balances owed to us by these platforms.

The following table summarizes the percentage of revenue and accounts receivable generated via our platform providers in excess of 10% of our total revenue and total accounts receivable:

	Revenue concentration
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Apple	52.1%	51.3%	51.3%	50.4%
Facebook	25.6%	26.5%	26.2%	27.7%
Google	19.1%	19.2%	19.2%	19.0%

	Accounts receivable concentration
	As of September 30, 2021	As of December 31, 2020
Apple	55.8%	54.1%
Facebook	23.8%	25.9%
Google	18.6%	18.0%

Note 2. Revenue from contracts with customers

Our social and mobile apps operate on a free-to-play model, whereby game players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. If a game player wishes to obtain virtual currency above and beyond the level of free virtual currency available to that player, the player may purchase additional virtual currency. Once a purchase is completed, the virtual currency is deposited into the player’s account and is not separately identifiable from previously purchased virtual currency or virtual currency obtained by the game player for free.

Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than gameplay within our apps. When virtual currency is played on any of our games, the game player could “win” and would be awarded additional virtual currency or could “lose” and lose the future use of that virtual currency. We have concluded that our virtual currency represents consumable goods, because the game player does not receive any additional benefit from the games and is not entitled to any additional rights once the virtual currency is substantially consumed.

Control transfers when the virtual currency is consumed for gameplay. We recognize revenue from player purchases of virtual currency based on the consumption of this currency. We determined through a review of play behavior that game players generally do not purchase additional virtual currency until their existing virtual currency balances, regardless of source (e.g. bonus currency, gifted currency through social media channels, daily free chips, etc.), have been substantially consumed.

Based on an analysis of customers’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding, we are able to estimate the rate that virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model with the period between purchases representing the timing difference between virtual currency purchase and consumption. This timing difference is relatively short.

We continuously gather and analyze detailed customer play behavior and assess this data in relation to our judgments used for revenue recognition.

Disaggregation of revenue

We believe disaggregation of our revenue based on platform and geographical location is appropriate as these are categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The following table represents our revenue disaggregated based on mobile and web platforms (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Mobile	$63,676	$66,913	$200,997	$191,098
Web	23,331	25,253	75,905	76,207

Total	$87,007	$92,166	$276,902	$267,305

The following table represents our revenue disaggregated based on the geographical location of our players (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
U.S. (1)	$76,047	$86,008	$240,141	$250,244
International	10,960	6,158	36,761	17,061

Total	$87,007	$92,166	$276,902	$267,305

(1)	Geographic location is presented as being derived from the U.S. when data is not available.

Contract assets, contract liabilities and other disclosures

Customer payments are based on the payment terms established in our contracts. Payments for purchase of virtual currency are required at time of purchase, are non-refundable and relate to non-cancellable contracts that specify our performance obligations. All payments are initially recorded as revenue, as the player has no right of return after the purchase, consistent with our standard terms and conditions. Based on our analysis, at each period end, we estimate the number of days to consume virtual currency. This represents the revenue amount where the performance obligation has not been met and is deferred as a contract liability until we satisfy the obligation. The contract asset consists of platform fees for which revenue has not been recognized. For subscription revenue, the remaining portion of the daily ratable monthly subscription is recorded as a contract liability and the applicable platform fees as a contract asset.

The following table summarized our opening and closing balances in contract assets and contract liabilities (in thousands):

	As of September 30, 2021	As of December 31, 2020
Contract assets(1)	$464	$718
Contract liabilities	1,546	2,393

(1)	Contract assets are included within prepaid expenses and other current assets in our condensed consolidated balance sheets.

Note 3: Goodwill and intangible assets

There were no changes to the carrying amount of goodwill in the three months ended September 30, 2021. Changes in the carrying amount of intangible assets were as follows:

		September 30, 2021			December 31, 2020
	Useful Lives (in years)	Gross amount	Accum. amort	Net amount	Gross amount	Accum. amort	Net amount
Trademarks	indefinite	$50,000	$—	$50,000	$50,000	$—	$50,000
Customer relationships	4	75,000	(75,000)	—	75,000	(67,187)	7,813
Purchased technology	5	45,423	(39,645)	5,778	45,423	(33,149)	12,274
Development costs	3	9,486	(9,486)	—	9,486	(8,434)	1,052
Software	4	2,416	(2,392)	23	2,406	(2,181)	225

Total		$182,324	$(126,523)	$55,801	$182,315	$(110,951)	$71,364

The following reflects amortization expense related to intangible assets included with depreciation and amortization:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Amortization expense	$2.3 million	$7.9 million	$15.7 million	$23.8 million

Note 4: Debt

The components of debt as of September 30, 2021 and December 31, 2020 are as follows (in thousands):

	As of September 30, 2021	As of December 31, 2020
4.60% Senior Notes due to related party due 2024	42,198	45,956
Total debt	$42,198	$45,956
Less: Short-term debt	—	—
Total Long-term debt	$42,198	$45,956

Joint Investment Agreement

In 2017, in connection with the acquisition of DDI-US, a Joint Investment Agreement was executed by DUG and STIC Special Situation Private Equity Fund (“STIC”). As part of consummating the Joint Investment Agreement, we also entered into a series of additional inter-related multiple element financing agreements with STIC, whereby we issued to STIC, pursuant to a subscription agreement, (i) aggregate principal amount KRW210 billion of 2.5% Convertible Bonds due 2024 (the “2.5% Convertible Bonds”), unless earlier redeemed or converted into 715,258 common shares at an initial conversion price of KRW293,600, subject to certain adjustments, and (ii) aggregate principal amount of KRW90 billion 2.5% Non-convertible Bonds due 2024 (the “2.5% Non-convertible Bonds”) with detachable warrants to purchase 306,540 common shares at an initial exercise price of KRW293,600per share, subject to certain adjustments. We collectively refer to the 2.5% Convertible Bonds and the 2.5% Non-convertible Bonds as the “Bonds.” See further discussion of the Bonds and the warrants, below.

On July 16, 2021, DoubleU Games entered into a second amendment to the Joint Investment Agreement with STIC which granted STIC the right to sell to DoubleU Games up to 214,577 shares of our common shares held by STIC at a price no less than the public offering price of this offering (the “DUG Private Purchase Agreement”). Pursuant to the DUG Private Purchase Agreement, if STIC elected to exercise such right, STIC had to deliver to DoubleU Games a written notice, which set forth the number of common shares that it intended to sell, within five (5) business days from the earlier of (a) the exercise date of the over-allotment option for this offering, or (b) the expiration of over-allotment option for this offering.

With the completion of the initial public offering of DDI on September 1, 2021, all obligations under the Joint Investment Agreement were met and, as such, the agreement terminated.

Debt arrangements

4.60% Senior Notes due to related party due 2024

We entered into several loans with DoubleU Games as our lender in 2018 and 2019, and the aggregate principal amount of such outstanding loans, as of September 30, 2021, was KRW50 billion (US$42.2 million). These loans mature in 2024, subject to certain prepayment rights. Each loan has a fixed interest rate of 4.60% per annum, with a default interest rate of an additional 5.0% per annum. Interest accrues quarterly, commencing as of May 2019, and is due and payable in full upon maturity.

Bonds

2.5% Convertible Bonds

At various dates in May and September 2020, STIC, as holder of the 2.5% Convertible Bonds, exercised its right to convert all outstanding bonds into 715,258 common shares. In connection with these transactions, we paid STIC the accrued coupon interest of $0.9 million and the unpaid yield-to-maturity interest of $4.5 million was forfeited.

The conversion of the 2.5% Convertible Bonds was in accordance with the original terms of the instruments and were not subject to an inducement offer to convert as the terms of the conversion were not modified. As a result, the carrying value of the 2.5% Convertible Bonds, plus the forfeited yield-to-maturity interest, net of related income tax effects was recorded to common shares and additional paid-in-capital with no gain or loss recognized.

2.5% Non-convertible Bonds

On May 15, 2020, DUG exercised its call option right and simultaneously redeemed the 2.5% Non-convertible bonds as consideration to exercise the warrants into 306,539 shares of common stock. In connection with this transaction, we paid DUG the 2.5% accrued but unpaid coupon interest of $0.3 million and the unpaid yield-to-maturity interest of $1.9 million was forfeited and the remaining unaccreted bond discount eliminated. As a result, the carrying value of the 2.5% Non-convertible Bonds with warrants, plus the forfeited yield-to-maturity interest, net of related income tax effects was recorded to common shares and additional paid-in-capital with no gain or loss recognized.

Note 5: Fair value measurement

The carrying values of our accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

Our cash equivalents (Level 1 estimate) consist of money market funds and Korean market government bonds totaling $204.3 million and $61.1 million, as of September 30, 2021 and December 31, 2020, respectively.

As of September 30, 2021, and December 31, 2020, we believe the fair value of our senior notes (Level 3 estimate) approximates carrying value due to the nature of the instruments and the lack of meaningful change to our credit profile.

Note 6: Income taxes

We are subject to federal and state income taxes in the Korea and the United States. We account for our provision for income taxes in accordance with ASC 740, Income Taxes, which requires an estimate of the annual effective tax rate for the full year to be applied to the interim period, taking into account year-to-date amounts and projected results for the full year.

Our effective tax rate varies from the statutory Korean income tax rate due to the effect of foreign rate differential, withholding taxes, state and local income taxes, FDII deduction, research and development credits, and a valuation allowance on Korean deferred tax assets. Our effective tax rate could fluctuate significantly from quarter to quarter based on variations in the estimated and actual level of pre-tax income or loss by jurisdiction, changes in enacted tax laws and regulations, and changes in estimates regarding non-deductible expenses and tax credits. As of September 30, 2021, and December 31, 2020, we have provided a valuation allowance against our net deferred tax assets that we believe, based on the weight of available evidence, are not more likely than not to be realized.

The effective tax rate of 23.9% for the three months ended September 30, 2021, is higher than the Korean statutory rate of 20%, primarily due to withholding taxes, foreign rate differential, state taxes, and a discrete valuation allowance increase of $0.4 million related to Korean tax attributes that are more likely than not expected to be realized. The effective tax rate of 21.6% for the nine months ended September 30, 2021, is higher than the Korean statutory rate of 20%, primarily due to foreign rate differential, withholding taxes, a valuation allowance on certain Korean tax attributes, offset by the benefit of a FDII deduction and research tax credits and also includes a discrete valuation allowance change of $2.3 million related to Korean tax attributes that are more likely than not expected to be realized.

Note 7: Net income per share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common share equivalents are comprised of warrants and shares issuable under our convertible debt arrangement described above.

The following table presents the calculation of basic and diluted net income per share (in thousands except share and per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Numerator:
Net income applicable to common shareholders - basic	$22,833	$8,298	$60,671	$38,150
Dilutive effect of assumed conversion of convertible debt	—	—	—	2,687
Net income applicable to common shareholders – diluted	22,833	$8,298	60,671	$40,837
Denominator:
Weighted average shares outstanding - basic	2,303,192	2,214,522	2,244,404	1,670,715
Dilutive effect of assumed conversion of convertible debt	—	—	—	593,298
Dilutive effect of assumed conversion of warrants	—	—	—	96,297
Weighted average shares outstanding – diluted	2,303,192	2,214,522	2,244,404	2,360,310
Basic net income per share	$9.91	$3.75	$27.03	$22.83
Diluted net income per share	$9.91	$3.75	$27.03	$17.30

Note 8: Leases

We are lessee for corporate office space in Seattle, Washington and Seoul, Korea. The lessor for our Seoul, Korea leases is our parent, DoubleU Games (see Note 11). Our leases have remaining terms of three to five years. We do not have any finance leases. Our total variable and short-term lease payments are immaterial for all periods presented.

The Seattle, Washington lease originated in July 2012 and consists of 49,375 square feet. The lease will expire in October 2024.

In February 2019, we executed new subleases with our parent, DUG, for 21,218 square feet of office space in Gangnam-gu, Seoul, Korea. The lease term will expire in September 2023.

Supplemental balance sheet and cash flow information related to operating leases is as follows (in thousands):

	As of September 30, 2021	As of December 31, 2020
Operating lease right-of-use asset	$8,446	$10,864
Accrued rent	802	877

Total operating lease right-of-use asset, net	$7,644	$9,987
Short-term operating lease liabilities	$3,036	$3,033
Long-term operating lease liabilities	$5,410	$7,831

Total operating lease liabilities	$8,446	$10,864

Supplemental cash flow information related to leases was as follows (in thousands):

	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Cash paid for amounts included in the measurement of operating lease liabilities	$2,434	$2,406

Note 9: Accumulated other comprehensive income

Changes in accumulated other comprehensive income (“AOCI”) by component for the three and nine months ended September 30, 2021 and 2020 were as follows (in thousands):

Three months ended September 30, 2020	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of July 1,2020	$26,657	$(889)	$25,768
Foreign currency translation gain/(loss)	(657)	—	(657)
Actuarial gain/(loss), net of tax benefit of $70	—	(20)	(20)

Balance as of September 30, 2020	$26,000	$(909)	$25,091

Three months ended September 30, 2021	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of July 1, 2021	$25,022	$(1,032)	$23,990
Foreign currency translation gain/(loss)	(800)	—	(800)
Actuarial gain/(loss), net of tax expense of $0	—	(81)	(81)

Balance as of September 30, 2021	$24,222	$(1,113)	$23,109

Nine months ended September 30, 2020	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of January 1,2020	$10,131	$(698)	$9,433
Foreign currency translation gain/(loss)	15,869	—	15,869
Actuarial gain/(loss), net of tax of $0	—	(211)	(211)

Balance as of September 30, 2020	$26,000	$(909)	$25,091

Nine months ended September 30, 2021	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of January 1, 2021	$23,807	$(992)	$22,815
Foreign currency translation gain/(loss)	415	—	415
Actuarial gain/(loss), net of tax expense of $(14)	—	(121)	(121)

Balance as of September 30, 2021	$24,222	$(1,113)	$23,109

We do not tax effect foreign currency translation gain/(loss) because we have determined such gain (loss) is permanently reinvested.

Note 10: Commitments and contingencies

Legal contingencies

On April 12, 2018, a class-action lawsuit was filed against DDI-US demanding a return of unfair benefit under the pretext that the Company’s social casino games are not legal in the State of Washington, United States. Similar class-action lawsuits were concurrently filed with certain of our competitors, certain of which, announced settlements which the court has recently approved.

In August 2018, we filed a Motion to Compel Arbitration, which was denied and immediately appealed in December 2018. We were granted a Motion to Stay pending appeal in February 2019. In October 2019, a court date was issued and subsequently abated as the Ninth Circuit Appeals court hears the oral arguments and a resolution of appeal is determined in a similar case with one of our competitors. On January 29, 2020, the Ninth Circuit affirmed the District Court’s denial of arbitration, thereby denying our appeal to compel arbitration. The case is now in District Court. On June 17, 2020, we filed a motion in the United States District Court for the Western District of Washington, which, if granted, would certify certain questions of state law to the Washington State Supreme Court for interpretation in accordance with applicable state law. On August 11, 2020, the District Court denied DDI-US’s motion to certify certain questions to the Washington State Supreme Court. We subsequently filed a motion for reconsideration of this ruling. On August 13, 2020, DDI-US filed a motion to strike the plaintiffs’ nationwide class allegations, which was noted for consideration on October 2, 2020. On September 10, 2020, DDI-US filed a motion to dismiss under Fed. R. Civ P. 12 (B)(1) and a motion to abstain asking the District Court to stay this lawsuit pending the resolution of a Declaratory Judgment action filed by DDI-US (and IGT) in the Washington State Superior Court seeking a ruling on certain relevant issues under Washington state law, which was noted for consideration on October 2, 2020. No date for a hearing on these motions has been set. Additional discovery has continued, including but not limited to, our issuance of discovery to plaintiffs. On January 15, 2021, our motion for reconsideration was denied. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction. On March 19, 2021, our motion to strike the nationwide class allegations was denied. Discovery in the federal court case has commenced and is continuing. On April 25, 2021, plaintiffs filed their Second Amended Complaint, changing their allegations to include an additional corporate entity of co-defendant, IGT. DDI-US served plaintiffs with its expert disclosures and filed an Opposition to Plaintiffs’ Motion for Class Certification and Preliminary Injunction on May 11, 2021. On June 29, 2021, the court denied the Company’s motion for the certification of an interlocutory appeal from the court’s order denying the Company’s Motion to Strike Nationwide Class Action Allegations. On July 9, 2021, Double Down moved for relief from the upcoming settlement deadline and dispositive motions deadline. On July 19, 2021, the court extended the discovery completion and settlement conference deadlines to August 24, 2021 and September 7, 2021, respectively, and struck all subsequent case management deadlines, including the dispositive motion deadline and the trial date. The court stated in its July 19, 2021 order that it would reset case management deadlines after various motions, including plaintiffs’ motion for class certification and preliminary injunction, and Double Down’s renewed motion to stay pending arbitration, have been decided. On August 19, 2021, plaintiffs filed a motion for sanctions and request for evidentiary hearing, regarding alleged spoliation of electronic documents by Double Down. Double Down disputes the allegations and has responded. The parties have filed various other motions and engaged in discovery, including depositions and expert discovery.

IGT tendered its defense of the lawsuit to Double Down and sought indemnity for any damages from the lawsuit, based on various agreements associated with IGT’s sale of Double Down. Double Down had previously tendered its defense to IGT and sought indemnity from it. The parties entered into a standstill or tolling agreement, which expired on September 1, 2021, and was extended by agreement until October 1, 2021.

The case is subject to significant uncertainties. In determining the likelihood of a loss and/or the measurement of any loss or range of loss, we evaluated (1) the facts and circumstances known to us, including information regarding the likelihood of a settlement and the outcome of discussions relating to indemnification by co-defendants, (2) the current state of the proceedings, including outstanding motions for certification of a class, or denial thereof, and other relevant events and developments, (3) the advice and analyses of counsel and other advisors, and (4) the assumptions and judgment of management, all of which involve a series of complex judgments about potential future events with multiple outcomes. In accordance with ASC 450-20, the Company has recorded a charge to income for this loss contingency during the period ended June 30, 2021, which is included in General and Administrative Expenses, reflecting the low end of the reasonably possible range of loss of $3.5 million to $201.5 million. The Company will continue to evaluate the appropriateness of the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto.

NEXRF brought suit alleging patent infringement of certain patents for gaming applications used by defendants. The defendants were served with the lawsuit on January 8, 2021 and also filed a motion to stay discovery pending resolution of the motion to dismiss. During the pendency of the defendants’ motions, however, a federal court in Nevada issued an order invalidating the asserted patents on the basis of patent ineligibility. NEXRF has appealed this ruling to the Federal Circuit. The parties agreed to stay the litigation pending the outcome of NEXRF’s appeal of the Nevada decision. The case is now stayed, effective September 3, 2021.

The future outcome of these matters could be material to our operating results and cash flows in a future period. Legal costs associated with our legal proceedings are expensed as incurred.

Publishing and license agreements

DoubleUGames

We entered into the DoubleUGames License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleUGames License Agreement, DoubleUGames grants us an exclusive license to develop and distribute certain DoubleUGames social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleUGames in connection with these rights, with certain customary terms and conditions. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. As of September 30, 2021, we licensed approximately 42 game titles under the terms of this agreement.

International Gaming Technologies (“IGT”)

In 2017, we entered a Game Development, Distribution, and Services agreement with IGT, and it was subsequently amended on January 1, 2019. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we pay IGT a royalty rate of 7.5% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. We also pay a monthly fee for porting. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the three and nine months ended September, 2020 and 2021 totaled $3.4 million, $10.5 million, $2.7 million and $8.7 million respectively, and are recognized as a component of cost of revenue.

Note 11: Related party transactions

Our related party transactions comprise expenses for use of intellectual property, borrowings, and facilities as previously described. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements.

The following is a summary of expenses charged by our parent, DUG (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020	Financial Line Item
Royalty Expense	$1,168	$1,866	$3,327	$3,284	Cost of Revenue
Interest Expense	501	2,556	1,521	4,437	Interest Expense
Rent Expense	345	1,105	1,056	2,209	General and administrative expense
Other Expense	39	12	136	24	General and administrative expense

Amounts due to our parent, DUG, are as follows (in thousands):

	At September 30,	At December 31,
	2021	2020	Financial statement line item
4.6% Senior Note due related party	$42,198	$45,956	Long-term borrowings with related party
Royalties and other	377	3,631	Accounts payable and accrued expenses
Short-term lease liability	1,294	1,399	Short-term operating lease liabilities
Accrued interest on related party note	5,968	4,918	Other non-current liabilities
Long-term lease liability	1,325	2,454	Long-term operating lease liabilities

Note 12: Defined benefit pension plan

We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final waged-based pension plan, which provides a specified amount of pension benefit based on length of service. The total benefit obligation of $3.1 million and $2.8 million was included in other non-current liabilities as of September 30, 2021 and December 31, 2020, respectively, and the change in actuarial gains or losses, which is not significant, was included in other comprehensive income. The plan is unfunded.